Exhibit 99.1

Todd Shipyards Corporation Announces Quarterly Financial Results for September 28, 2003


VIA FACSIMILE                                       CONTACT: DACIA RICHARDSON
TOTAL PAGES - 4                                         SHAREHOLDER RELATIONS
                                                      (206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...October 28, 2003...Todd Shipyards Corporation (the "Company") announced financial results for the second quarter ended September 28, 2003. For the quarter, the Company reported net income of $2.0 million or $0.35 per diluted share on revenue of $44.4 million. For the six month period then ended, the Company reported a net loss of $0.2 million or $0.05 per diluted share on revenue of $65.6 million. In the prior year second quarter ended September 28, 2002, the Company reported net income of $2.0 million or $0.36 per diluted share on revenue of $40.6 million. For the six month period then ended, the Company reported net income of $4.3 million or $0.77 per diluted share on revenue of $89.8 million.

The Company's second quarter revenue of $44.4 million reflects an increase of $3.9 million (9%) from the same period last fiscal year. The quarter to quarter increase is primarily attributable to the relative volumes of Navy repair and overhaul projects. Revenues for the first six months of fiscal year 2004 of $65.6 million reflect a decrease of $24.3 million (27%) from fiscal year 2003 comparable periods. The decrease in the first six months of fiscal year 2004 is primarily attributable to the postponement of scheduled Navy work during the first quarter due to the deployment of ships in support of the military operations in Iraq. The Navy ships have started to return from active duty, and the volume of repair projects for the Navy increased significantly during the second quarter of fiscal year 2004.

For the quarter ended September 28, 2003, the Company reported operating income of $2.6 million, which is relatively unchanged from the prior year period of $2.7 million. For the six month period then ended, the Company reported an operating loss of $1.1 million, a decrease of $7.1 million from operating income reported during the comparable prior year six month period. As previously reported, the decrease in operating income during the first six months of fiscal year 2004 from amounts reported in the prior year is attributable to two factors. First, fiscal year 2004's first quarter volumes were substantially reduced, resulting in lower operating income, due to delays in anticipated Navy repair work. Second, the Company recorded a $2.5 million charge, during the first quarter of fiscal year 2004, related to the unanticipated bankruptcy of one of the Company's previous worker compensation insurance carriers.

For the second quarter and six month period ending September 28, 2003, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.4 million and $0.7 million, respectively. During the same periods ending September 29, 2002, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.3 million and $0.6 million, respectively.

For the quarter ended September 28, 2003, the Company recorded $1.0 million in federal income tax expense. During the six month period then ended, the Company recorded a $0.1 million federal income tax benefit as a result of its cumulative pre-tax loss for the year. During the same periods ended September 29, 2002, the Company recorded $1.1 million and $2.3 million respectively, in federal income tax expense.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended September 28, 2003 and September 29, 2002
(in thousands of dollars, except per share data)

                                       Quarter Ended       Nine Months Ended
                                    09/28/03  09/29/02     09/28/03  09/29/02

Revenue                              $44,433   $40,583      $65,571   $89,843
Operating expenses:
  Cost of revenue                     31,092    28,542       48,700    62,335
  Administrative and
   manufacturing overhead
   expenses                           10,758     9,298       18,176    21,650
Other - insurance settlements            (36)        -         (204)     (125)
Total operating expenses              41,814    37,840       66,672    83,860

Operating income (loss)                2,619     2,743       (1,101)    5,983

Investment and other income              234       312          549       609
Gain on sales of
 available-for-sale securities           168         2          186        31

Income (loss) before income taxes      3,021     3,057         (366)    6,623
Income tax (expense) benefit          (1,041)   (1,084)         126    (2,344)

Net income (loss)                    $ 1,980   $ 1,973      $  (240)  $ 4,279

Net income (loss) per common share:
 Diluted                             $  0.35   $  0.36      $ (0.05)  $  0.77

Number of shares used in the
  calculation of diluted
  earnings per share (thousands)       5,586     5,556        5,286     5,559

A copy of the Company's financial statements for the quarter ended September 28, 2003 is being filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
September 28, 2003 and March 30, 2003
(in thousands of dollars)

                                     09/28/03   03/30/03
                                   (Unaudited)
ASSETS
Cash and cash equivalents             $ 2,944   $ 9,053
Securities available-for-sale          32,595    32,126
Accounts receivable, net               10,911     8,250
Other current assets                   13,878     8,953
Total Current Assets                   60,328    58,382

Property, plant and equipment, net     21,183    16,634
Deferred pension asset                 29,194    29,709
Insurance receivable                   31,044    32,427
Other long term assets                  4,209     4,428
Total Assets                         $145,958  $141,580

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable    $21,012   $14,500
Other current liabilities               1,521     1,357
Total Current Liabilities              22,533    15,857

Environmental and other reserves       33,878    35,055
Accrued postretirement benefits        16,188    16,588
Other non-current liabilities           5,593     4,546
Total Liabilities                      78,192    72,046

Total stockholders' equity             67,766    69,534
Total liabilities and
  stockholders' equity               $145,958  $141,580

A copy of the Company's financial statements for the quarter ended September 28, 2003 is being filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.